

March 15, 2013

Via E-mail
Mr. David R. Demers
Chief Executive Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2

> **Re:** **Westport Innovations Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 1-34152**

Dear Mr. Demers:

We have reviewed your letters dated February 13, 2013, February 26, 2013 and March 4, 2013 and filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.2 Consolidated Financial Statements

1.   Given the significance of your investment in CWI for the nine months ended December 31, 2011, please amend the Form 40-F to include CWI's separate financial statements for all of the periods presented in your financial statements. Please ensure that the financial statements as of and for the nine months ended December 31, 2011, are audited.

Note 2. Significant Accounting Policies

(a) Basis of Presentation, page 7

2.   We note your statement that presenting CWI under the equity method *is more appropriate*. This statement suggests that your revised accounting was the choice between two acceptable methods of accounting for your interest in CWI. Under FASB ASC 810-10, you are not permitted to consolidate CWI unless you are the primary beneficiary. Since you have determined that there is no primary beneficiary, you may not consolidate your interest in CWI and this is not a choice among acceptable accounting alternatives. Please revise your disclosure here and on page 1 of Exhibit 99.3 to clarify.

3.   Further, please amend to include all of the disclosures required by FASB ASC 250-10-50, including the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.

Exhibit 99.3 Management's Discussion and Analysis

Disclosure Controls and Procedures and Internal Control Over Financial Reporting, page 16

4.   In light of the company's restatement, please explain management's conclusion that both disclosure controls and procedures and internal control over financial reporting were nonetheless effective as of December 31, 2012. Include a discussion of your analysis related to possible material weaknesses associated with the correction of the error in your accounting for your investment in CWI.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant